ONCOLYTICS BIOTECH INC.

Annual General Meeting

Held on May 11, 2011

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

	Matter Voted Upon	Outcome of Vote
1.	Fixing the number of directors of the issuer for the ensuing year at nine (9).	Approved
2.

Appointing the following individuals as directors of the issuer to hold office until the next annual meeting of the issuer or until their successors are appointed or elected:

(a) Bradley G. Thompson;
(b) Matthew C. Coffey;
(c) Ger van Amersfoort;
(d) William A. Cochrane;
(e) Jim Dinning;
(f) Ed Levy;
(g) J. Mark Lievonen;
(h) Robert B. Schultz; and
(i) Fred A. Stewart;
Approved
3.

Appointing Ernst & Young, LLP, Chartered Accountants, as auditors of the issuer to hold office until the next annual meeting or until their successors are appointed and authorizing the directors of the issuer to fix the remuneration to be paid to the auditors.
Approved